Mail Stop 3561

October 18, 2007

<u>Via U.S. Mail</u>

William J. Bush, Chief Financial Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, California 94107

>   **Re: Handheld Entertainment, Inc.**
>   **Proxy Statement on Schedule 14A**
>   **File No. 1-32985**

Dear Mr. Bush:

We have completed our review of your Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
       Haynes & Boone, LLP
       Via Facsimile